

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 14, 2015

Arraya Wilaiphan
Chief Executive Officer
messageBgone, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074-7739

      Re: messageBgone, Inc.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed November 19, 2015
               File No. 333-208024

Dear Mr. Wilaiphan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 6 that you are a shell company. You should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Cover Page

2.   Your statement that the price of the shares will be $0.02 per share until the shares are quoted on the OTCBB is inconsistent with your statement on page 2 and throughout the

prospectus that the price will be fixed for the duration of the offering. Please advise or revise.

3.   Please supplement your disclosure in the third paragraph on the cover page to include an affirmative statement that proceeds from the sale of the shares in this offering will not be placed in an escrow, trust or similar or trust account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Summary

A Cautionary Note on Forward-Looking Statements

4.   Please relocate this section, as well as the ensuing discussions regarding your emerging growth company status and the implications of that status, to the end of the summary section.

Our Company, page 8

5.   Please revise to disclose that there can be no assurances that your efforts to develop the proposed communications service will succeed, or that you will be able to successfully market the proposed communications service, if developed. Please include this disclosure in the Description of Business section as well. In addition, expand your statement regarding your management's lack of experience to note, if accurate, that your sole officer and director also has no experience managing a public company or a company in your intended industry, as appears to be the case from the biographical information presented on pages 43 and 44.

Use of Proceeds, page 9

6.   Please include disclosure that there can be no assurances that you will sell any of the securities in this offering.

Risk Factors

Risks Related to the Offering

We are a development-stage company…, page 10

7.   Please revise the caption of this risk factor to state that you have no operating history.

<u>We may not be able to further implement our business strategy…, page 11</u>

8.   Disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations. Please make corresponding revisions in the Liquidity and Capital Resources section on page 30.

<u>We may be unable to comply with disclosure controls and procedures…, page 12</u>

9.   Please revise to clarify, if accurate, that you have no full-time employees. In this regard, we note your statement on page 13 that Mr. Wilaiphan will only be devoting 15 hours per week to your operations.

Description of Business

<u>Our Business, page 26</u>

10.   Please revise the statement that you intend to develop the most secure, closed point-to-point e-mail system available today to clarify that there is no assurance you will be able to develop such a system.

Executive Compensation

<u>Summary Compensation Table, page 45</u>

11.   Please revise to disclose the fiscal year covered by the table. Refer to Item 402(n)(2)(ii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Arraya Wilaiphan
messageBgone, Inc.
December 14, 2015
Page 4

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Andrew Befumo, Esq